PROSPECTUS
--------------------------------------------------------------------------------

                                 850,000 Shares

                          AMERICAN MEDICAL ALERT CORP.

                                  Common Stock
                           (par value $.01 per share)

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           This  Prospectus  relates to the offer and sale by  American  Medical
Alert Corp. (the "Company") of 850,000 shares (the "Common Shares") of common stock, $.01 par value per share ("Common Stock"), of the Company which are issuable upon the exercise of Warrants to purchase the Common Shares (the "Warrants"). The Warrants were issued by the Company as part of its public offering in December 1983 (the "1983 Offering"). In the 1983 Offering, the Company offered and sold a total of 850,000 Units, each Unit consisting of one share of Common Stock and one Warrant to purchase one share of Common Stock.

           The price at which the Common Shares are purchasable upon exercise of the Warrants (the "Warrant Price") is $3.50 per share. The Warrants are exercisable at any time until 5:00 p.m., Eastern Standard Time, on December 26, 1997, or such later date as the Company in its sole discretion may determine (the "Expiration Date"). The price per Common Share and the number of shares of Common Stock issuable upon exercise of the Warrants are subject to adjustment in certain instances. The Company may, except as limited by law or other agreements, purchase or otherwise acquire the Warrants at such time and for such consideration as it may determine. In addition, the Warrants may be terminated, at the option of the Company, upon not less than 90 days written notice to the holders thereof if the market price of the securities issuable upon exercise of the Warrants shall exceed $7.00 per share during any 20 consecutive business days. See "Description of Securities".

           AN INVESTMENT IN THE COMPANY'S SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 4.

           Warrants may only be exercised if, at the time of exercise, the Common Shares are registered (and the Registration Statement of which this Prospectus forms a part is current) under the Securities Act of 1933, as amended (the "1933 Act") and registered or qualified for sale under applicable state securities laws, or the issuance of such Shares is exempt from such registration and/or qualification.

           The Company will receive the exercise price of $3.50 for each Warrant exercised. The Company will bear all expenses in connection with the filing of the Registration Statement of which this Prospectus forms a part. See "Use of Proceeds".

                       (cover page continued on next page)

           A copy of this Prospectus, accompanied by a copy of the Company's latest Annual Report to Shareholders and Proxy Statement, will be sent to a Warrantholder prior to the effectiveness of such Warrantholder's election to exercise Warrants.

           The Common Stock of the Company is traded on the Nasdaq under the symbol "AMAC". On March 20, 1997, the closing price of the Common Stock on the Nasdaq was $2.5625 per share.



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                             ----------------------

                                 March 21, 1997

                              AVAILABLE INFORMATION

           The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically.

                      INFORMATION INCORPORATED BY REFERENCE

           The following documents filed by the Company with the Commission are incorporated into this Prospectus by reference:

           1. The Company's Annual Report on Form 10-KSB for the year ended December 31, 1995, as amended;
           2. The Company's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 1996.
           3. The Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 1996; and
           4. The Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1996.

           All documents or reports subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

           This Prospectus does not contain all the information set forth in the Registration Statement (No. 333-6159) on Form S-3 (the "Registration Statement") of which this Prospectus is a part, including exhibits relating thereto, which has been filed with the Commission in Washington, D.C. Copies of the Registration Statement and the exhibits thereto may be obtained, upon payment of the fee prescribed by the Commission, or may be examined, without charge, at the office of the Commission.

           THE COMPANY WILL PROVIDE, WITHOUT CHARGE, TO EACH PERSON (INCLUDING ANY BENEFICIAL OWNER) TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE
INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS (OTHER THAN EXHIBITS UNLESS SUCH EXHIBITS ARE EXPRESSLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). REQUESTS SHOULD BE DIRECTED TO AMERICAN MEDICAL ALERT CORP., 3265 LAWSON BOULEVARD, OCEANSIDE, NEW YORK 11572, ATTENTION: MS. CATHY NELSON
(516) 536-5850.

                                   THE COMPANY

           The Company is a corporation, formed under the laws of the State of New York in 1981 and is engaged in the business of designing, engineering, fabricating and marketing computerized Personal Emergency Response Systems ("PERS") using proprietary and commercially available technology. The Company markets to private-pay clients, institutional customers, long-term care providers, retirement communities, hospitals and government agencies. The Company's strategy is to capitalize on opportunities created by new federal policies affecting the delivery of home healthcare services by HMOs and managed care groups. In order to achieve its goals, the Company has agreed to participate in a study to prove the cost effective benefits of PERS in home healthcare programs. Additionally, during 1997, the Company expects that it will finalize plans with a national provider of geriatric services to offer the VOICE OF HELP(R) Systems through their network of agencies, begin operations at its recently opened Illinois facility, initiate a direct marketing campaign targeting consumer sales and launch its Model 700, a more efficient PERS that will enhance the monitoring activities of a homecare patient.

           Several of the systems the Company markets enable PERS to be provided to a wide range of individuals including; the medically at-risk, isolated and infirm, the elderly, the disabled and persons receiving home care services and their families, retirement and college campus sites and security/staff personnel who maintain health facilities and places of internment. The Company's monitoring centers are designed to process signals from different systems simultaneously.

           The Company's principal executive office is located at 3265 Lawson Boulevard, Oceanside, New York 11572 (telephone number (516) 536-5850).


                                  RISK FACTORS

           Warrantholders should review the entire Prospectus and the information incorporated herein by reference and carefully consider, among other things, the following risk factors prior to exercising their Warrants and purchasing the Common Shares offered hereby.

           Certain statements in this Prospectus that are not historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company to be materially different from the historical results or from any results, expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, the following risks:

           HEALTH CARE REFORM. As a result of the escalation of health care costs and the inability of many individuals and employers to obtain affordable health insurance, numerous proposals have been or may be introduced in the United States Congress and state legislatures, and other proposals are being considered, relating to health care reform. Such proposals have included, among other things, provision of universal access to health care, reforming the payment methodology for health care goods and services by both the public (Medicare and Medicaid) and private sectors, and methods to control or reduce public and private spending on health care. The ultimate timing or effect such reforms may have on the Company cannot be predicted and no assurance can be given that any such reforms will not have a material adverse effect on the Company's revenues and/or earnings. Short-term cost containment initiatives may vary substantially from long-term reforms and may impact the Company in different ways.

           REGULATORY ENVIRONMENT. There are increasing pressures from many payor sources to control health care costs. In addition, there are increasing pressures from public and private payors to limit increases in reimbursement rates for medical services. The levels of revenues and profitability of the Company will be subject to the effect of possible reductions in coverage or payment rates by third-party payors. Such changes could have a material adverse effect on the business and results of operations of the Company. As a provider of services under the Medicare and Medicaid programs, the Company is subject to the federal fraud and abuse and the so-called "Stark" anti-referral laws, violations of which may result in civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. In addition, several states have enacted their own statutory analogs of the federal fraud and abuse and anti-referral laws. The Company at all times attempts to comply with the applicable federal and state fraud and abuse and anti-referral laws; however, there can be no assurance that administrative or judicial interpretations of existing statutes or regulations or enactments of new laws or regulations will not have a material adverse effect on the Company's operations or financial condition.

           Health care is subject to laws and regulations of federal, state and local governments. The failure to obtain, renew or maintain any of the required regulatory approvals or licenses could adversely affect the business of the Company and could prevent it from offering products or services to patients.

           COMPETITION. The Company operates in a highly competitive business environment. Certain of the Company's competitors are larger and have more extensive manufacturing and marketing capabilities, as well as greater financial, technological and personnel resources than the Company.

           LACK OF DIVIDENDS. The Company has not previously paid any dividends on its Common Stock and intends, in the foreseeable future, to follow a policy of retaining all of its earnings to finance the development and expansion of its business. Accordingly, an investment in the Common Shares may not be suitable for those investors who anticipate the need for immediate dividend income from their investment.

           TRADEMARKS. The Company considers its trademarks to be an important element of its marketing program. The Company's trademarks include "VOICE OF HELP(R)," "THE VOICE OF HELP(R)," "ACCUTROL(R)," "MED PASS(R)," "ROOM MATE(R)," "VOICECARE(R)," "SYSTEM-ONE(R)" and "HELPING PEOPLE LIVE BETTER(R)" and are registered with the United States Patent and Trademark Office. The Company believes that its inability to maintain its trademarks would have a material adverse impact on its business.

           DEPENDENCE UPON KEY MANAGEMENT AND PERSONNEL. The Company is highly dependent upon certain of its key management personnel. The loss of one or more of these individuals could have a material adverse impact on the Company. There can be no assurance that the Company will be able to retain its existing personnel or attract new employees necessary for the growth of the Company's operations.

           DEPENDENCE ON MAJOR CUSTOMERS. The Company is an approved Medicaid Provider in the states of New York and Georgia. During the years ended December 31, 1995, 1994 and 1993, the Company had revenues from one contract with a municipality located in New York which represented 44, 37 and 11 percent of total revenues, respectively. This contract expires on June 30, 1997 and there can be no assurance that the Company will be able to renew this contract or, if it is able to renew this contract, that the terms will be acceptable to the Company.

           The loss of a major customer would have a material adverse impact on the Company's operations and prospects. Furthermore, government reimbursement programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and governmental funding restrictions, all of which may materially increase or decrease the rate of payments to the Company for its services. There can be no assurance that payments under governmental and private third-party payor programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs.

           PRICING PRESSURES. Certain proposals by state legislatures and by Congress to contain health care costs, such as proposals for cutbacks in Medicare and Medicaid reimbursement levels, governmentally-imposed freezes of prices charged by physicians, hospitals and other health care providers, and greater state flexibility in the administration of Medicaid, could adversely affect the Company. A number of states have reduced funding for health care services or have placed certain limits on reimbursable expenses. There can be no assurances that additional state legislatures and Congress will not further reduce funding or impose additional limits on reimbursements, particularly with respect to expenses to be reimbursed through Medicaid. Such reductions in funding and limits on reimbursement, if enacted, could have a material adverse effect on the Company's operating results.

           RAPID TECHNOLOGICAL CHANGES. The telecommunications industry, on which the Company's business is dependent, is subject to rapid and significant changes in technology. While the Company believes that, for the foreseeable future, these changes will not materially impact its business, the effect of technological changes, including changes relating to emerging wireline and wireless transmission technologies, on the Company's businesses cannot be predicted.

           POTENTIAL FUTURE SALES PURSUANT TO RULE 144. Sale of substantial amounts of Common Stock in the public market could adversely affect the market price for the Common Stock. As of March 14, 1997, 1,218,530 shares of the Company's Common Stock were held by officers, directors and certain principal shareholders of the Company and an additional 263,154 shares of the Company's Common Stock will be held by such persons upon their exercise of currently exercisable stock options and a currently exercisable warrant. Such Common Stock may not be freely resold, as they are

"restricted securities" under Rule 144, as promulgated by the Commission pursuant to the 1933 Act, as amended, and the rules and regulations thereunder. Rule 144 provides, in essence, that a shareholder who is an affiliate of the Company, after holding restricted securities for a period of two years (which period will change to one year commencing on Aprl 29, 1997), may sell them in an unsolicited brokerage transaction within a three month period in an amount which does not exceed the greater of 1% of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Non-affiliated shareholders holding restricted securities for more than three years (which period will change to two years commencing on Aprl 29, 1997)are not subject to volume limitations and may sell under Rule 144 unlimited amounts of Common Stock. The price of the Company's Common Stock might be adversely affected if a substantial portion of the Common Shares held by affiliates of the Company are sold pursuant to Rule 144.


                                 USE OF PROCEEDS

           The Company will receive $3.50 for each Warrant exercised, or an aggregate of $2,975,000 if all Warrants are exercised. The proceeds of any and all Warrants exercised will be used for working capital and general corporate purposes.


                            DESCRIPTION OF SECURITIES

           DESCRIPTION OF WARRANTS. The following is a summary of certain provisions contained in a Warrant Agreement (the "Warrant Agreement") dated as of December 22, 1983, as subsequently amended, between the Company and Continental Stock Transfer & Trust Company, as Warrant Agent, which Warrant Agreement sets forth all of the terms and provisions of the Warrants. This summary does not purport to be complete and is qualified in its entirety by the terms of the Warrant Agreement, a copy of which is filed as an exhibit to the Registration Statement.

           WARRANT PRICE AND TERM. Warrantholders are entitled to purchase one Common Share for each Warrant held at an exercise price of $3.50 for each Common Share, subject to certain adjustments described below. Warrants are exercisable at any time until 5:00 P.M. Eastern Standard Time on December 26, 1997, or such later date as the Company in its sole discretion may determine.

           TRANSFERABILITY. The Warrants are transferable only on the Warrant Register of the Company maintained at the principal office of the Warrant Agent in New York, New York, upon delivery thereof duly endorsed by the Warrantholder or by his duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment or authority to transfer.

           EXCHANGE  OF  WARRANTS.  Each  Warrant may be  exchanged  for another
Warrant or Warrants entitling the Warrantholder to purchase a like aggregate number of Common Shares as the Warrant surrendered then entitled him to purchase.

           PURCHASE OF WARRANTS. The Company has the right, except as limited by law or other agreement, to purchase or otherwise acquire Warrants at such time and for such consideration as it may determine.

           ADJUSTMENT OF WARRANT PRICE AND NUMBER OF SHARES. The number and kind of securities purchasable upon the exercise of each Warrant and the Warrant Price are subject to adjustment from time to time upon the happening of certain events as follows:

                     (a) In case the Company shall (i) pay a dividend in Common Stock or make a distribution in Common Stock, (ii) subdivide its outstanding Common Stock into a larger number of shares of Common Stock, (iii) combine its outstanding Common Stock into a smaller number of shares of Common Stock, or (iv) issue any shares of capital stock by reclassification of its Common Stock, the number of shares of Common Stock purchasable upon exercise of each Warrant immediately prior thereto shall be adjusted so that the holder of each Warrant shall be entitled to receive the kind and number of shares of Common Shares or other securities of the Company which he would have owned or have been entitled to receive after the happening of any of the events described above, had such Warrant been exercised immediately prior to the happening of such event or any record date with respect thereto. An adjustment made pursuant to this paragraph (a) shall become effective immediately after the effective date of such event retroactive to the record date for such event.

                     (b)   Whenever   the  number  of  shares  of  Common  Stock
           purchasable upon the exercise of each Warrant is adjusted, as provided, the Warrant Price per share of Common Stock payable upon exercise of each Warrant shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction, of which the numerator shall be the number of shares of Common Stock purchasable upon the exercise of each Warrant immediately prior to such adjustment, and of which the denominator shall be the number of shares of Common Stock so purchasable immediately thereafter.

           NO ADJUSTMENT FOR DIVIDENDS. Except as otherwise provided, no adjustments in respect of any dividends shall be made during the term of a Warrant or upon the exercise of a Warrant.

           NO RIGHTS AS SHAREHOLDERS. Prior to exercise of the Warrants, the holders thereof will not be deemed to have any of the rights of shareholders of the Company.

           TERMINATION. The Warrants may be terminated at the option of the Company, upon not less than 90 days written notice to the holders thereof, without payment, provided the market price of the securities receivable upon exercise of such Warrants exceeds $7.00 per share during any 20 consecutive business days.

           WARRANT AGENT. The Warrant Agent is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

           DESCRIPTION OF COMMON STOCK. The Company's authorized capital consists of 10 million shares of Common Stock. All shares of Common Stock are entitled to share equally in dividends from sources legally available therefor when, as and, if declared by the Board of Directors, and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to shareholders. Each holder of Common Stock is entitled to one vote per share of Common Stock for all purposes. The shareholders have no preemptive rights. There is no cumulative voting, redemption right or right of conversion in existence with respect to the Common Stock. All outstanding Common Stock is, and all Common Shares to be sold and issued as contemplated hereby will be, fully-paid and non-assessable by the Company. The Board of Directors is authorized to issue additional Common Stock within the limits authorized by the Company's charter and without shareholder action.

           The Transfer Agent for the Company's Common Stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.


                                  LEGAL MATTERS

           The validity of the Shares offered hereby will be passed upon by Parker Chapin Flattau & Klimpl, LLP, 1211 Avenue of the Americas, New York, New York 10036.


                                     EXPERTS

           The financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-KSB (for the year ended December 31,
1995) as of December 31, 1995 and for the year then ended have been audited by Margolin, Winer & Evens LLP, independent auditors and as of December 31, 1994 and for the two years in the period ended December 31, 1994 by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference, and have been so incorporated herein in reliance upon such firms, reports and upon the authority of such firms as experts in accounting and auditing.

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   No person has been authorized to
give any information or to make any
representation  in connection  with
this  offering   other  than  those
contained in this  Prospectus  or a
supplement to this Prospectus, and,
if  given  or  made,   such   other
information or representations must
not be relied  upon as having  been
authorized  by the  Company  or any
other    person.    Neither    this
Prospectus  nor any  supplement  to
this   Prospectus   constitutes  an
offer  to sell or the  solicitation
of an offer  to buy any  securities
other than the  securities to which
it  relates  or an offer to sell or
the solicitation of an offer to buy
such      securities     in     any
jurisdictions   where,  or  to  any
person to whom,  it is  unlawful to
make  such  offer or  solicitation.
Neither   the   delivery   of  this
Prospectus  or a supplement to this
Prospectus   nor  any   sale   made
hereunder  or   thereunder   shall,
under any circumstances, create any
implication  that there has been no
change  in  the   affairs   of  the                     850,000 Shares
Company  since  the date  hereof or                      Common Stock
thereof  or  that  the  information
contained   herein  or  therein  is              AMERICAN MEDICAL ALERT CORP.
correct  as of any time  subsequent
to its date.

                                                        March 21, 1997
            ----------


TABLE OF CONTENTS              PAGE

Available Information.......... 3
Information Incorporated by
   Reference................... 3
The Company.................... 4
Risk Factors................... 4
Use of Proceeds................ 7
Description of Securities...... 7
Legal Matters.................. 9
Experts........................ 9



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